ARROW FINANCIAL CORPORATION
250 Glen Street, Glens Falls, New York 12801

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Shareholders of Arrow Financial Corporation:

Notice is hereby given that the Annual Meeting of Shareholders of Arrow Financial Corporation ("Company" or "Arrow"), a New York corporation, will be held at the Charles R. Wood Theater, 207 Glen Street, Glens Falls, New York, on Wednesday, April 26, 2006, at 10:00 a.m. for the purpose of considering and voting upon the following matters:

1. The election of four directors to Class B for terms of three years or until their successors shall have been elected and qualified.

2. Ratification of the selection of the independent registered public accounting firm, KPMG LLP, as the Company's independent auditor for the fiscal year ending December 31, 2006.

3. Any other business which may be properly brought before the meeting or any adjournment thereof.

By Order of the Board of Directors

GERARD R. BILODEAU
Corporate Secretary

March 24, 2006

YOU ARE REQUESTED TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO THE MEETING, OR IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AT THAT TIME, IF YOU WISH.

ARROW FINANCIAL CORPORATION
250 Glen Street
Glens Falls, New York 12801

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS

April 26, 2006

This proxy statement is furnished in connection with the solicitation by the Board of Directors of Arrow Financial Corporation, a New York corporation, of proxies to be voted at the Annual Meeting of Shareholders to be held on Wednesday, April 26, 2006, at 10:00 a.m., at the Charles R. Wood Theater, 207 Glen Street, Glens Falls, New York, 12801, and at any adjournment thereof. This proxy statement and the accompanying proxy card are first being sent to shareholders on March 24, 2006. In addition, a copy of Parts I and II of Arrow's Annual Report on Form 10-K for the year ended December 31, 2005, which includes Arrow's consolidated financial statements, is enclosed with this proxy statement.

At the meeting, there will be two items submitted for a shareholder vote. First, four directors will be elected to Class B of our Board of Directors. Second, the shareholders will be asked to ratify the selection of the independent registered public accounting firm, KPMG LLP, as our independent auditor for the fiscal year ending December 31, 2006.

RECORD DATE AND VOTING RIGHTS

Who is entitled to vote?

Each shareholder of record as of the close of business on the record date, March 3, 2006, is entitled to notice of, and to vote at, the shareholders' meeting. At the close of business on that date, there were outstanding and entitled to vote 10,409,922 shares of common stock, $1.00 par value. Common stock is our only class of stock outstanding. Owners of record at the close of business on the record date are entitled to one vote on each matter submitted to a vote at the meeting for each share of common stock owned.

What constitutes a quorum at the meeting?

In order to conduct business at the meeting, a quorum must be present. A majority of the outstanding shares of our common stock present or represented by proxy at the meeting will constitute a quorum. Consistent with applicable state law and our Certificate of Incorporation and Bylaws, we will treat all shares represented at the meeting by proxy or in person, as shares present or represented at the meeting for purposes of determining a quorum.

Shares represented by proxy or ballots marked "WITHHOLD AUTHORITY" for all nominees on Item 1 or "ABSTAIN" on Item 2 will be treated as shares present or represented at the meeting for purposes of determining a quorum.

Shares held in "street name" by brokers (meaning shares held in the name of brokers or their nominees but actually owned by the brokers' customers) that are present or represented at the meeting but are not voted by such brokers, for any reason (so-called "broker non-votes"), will be treated as shares present in person or represented by proxy at the meeting for purposes of determining a quorum on that item or matter, but will not be treated as shares voting on that item or matter.

How many votes are required for the election of directors?

The affirmative vote of a plurality of the shares present or represented at the meeting and voting on Item 1, Election of Directors, is required for the election of a director. A "plurality" means receiving a higher number of votes than any other candidate. In other words, the four nominees receiving the most "FOR" votes will be elected as the four new directors of Class B, regardless of the total number of shares voting or whether any or all such nominees receive a majority of all shares voted. Shares represented by proxy or ballots marked "WITHHOLD AUTHORITY" on Item 1, Election of Directors, will not have any direct effect on the election of directors or result in the defeat of any of the Board's nominees for director because no nominees other than the Board's nominees have been nominated for election at this year's annual meeting. However, any nominee for whom more shares are voted against ("WITHHOLD AUTHORITY") than in favor ("FOR") will be subject to our new majority voting policy. For more information on this policy, see "Election of Directors and Information with Respect to Directors and Officers" on page 4.

How many votes are required for the ratification of the selection of the independent auditor?

In accordance with our Bylaws, the affirmative vote of a majority of the votes cast by the holders of shares present in person or represented by proxy and entitled to vote thereon will be required for ratification of the selection of the independent public accounting firm, KPMG LLP, as our independent auditor. For purposes of determining ratification, shares represented by proxies or ballots marked "ABSTAIN" on Item 2, Ratification of Selection of Independent Auditor, will not be treated as having been voted on Item 2 and thus will have no effect on the outcome of this item. For purposes of assessing the significance of the shareholder vote, however, the Board may take cognizance of votes to "ABSTAIN" on Item 2.

How many votes are required for any other matter?

The affirmative vote of a majority of the votes cast by the holders of shares present in person or represented by proxy and entitled to vote thereon will be required for approval of any other matter that might be submitted to a vote at the meeting. (Under our Bylaws, at this time no additional matters may be submitted for consideration by shareholders at the upcoming meeting, other than procedural issues such as adjournment or continuation.) If any such other matter arises, any shares represented by proxies may be voted at the discretion of the attorneys-in-fact named in the proxies, to the extent permitted by law.

How do I submit my proxy?

If you are entitled to vote and wish to submit a proxy to vote at the meeting, you may do so by returning the enclosed proxy card by mail. If your shares are held by a broker or bank, you must follow the voting instructions on the form you receive from your broker or bank.

May I revoke my proxy?

Yes. If you execute a proxy card as solicited by this proxy statement, you have the power to revoke it prior to the voting of the proxy at the meeting. You may revoke your proxy by attending the meeting and voting your shares of stock in person, or by delivering, prior to the meeting, a written notice of revocation of proxy or a later-dated, properly executed proxy to our Corporate Secretary at the following address:

> Mr. Gerard R. Bilodeau
> Corporate Secretary
> Arrow Financial Corporation
> 250 Glen Street
> Glens Falls, New York 12801

How are proxies being solicited?

Proxies are being solicited by mail. They may also be solicited by our directors, officers and regular employees personally, or by telephone or electronic means, but, if so, those persons will receive no additional compensation for such services. We will bear all costs of soliciting the proxies. If we utilize the services of other financial institutions, brokerage houses, custodians, nominees or fiduciaries to solicit proxies, we will reimburse them for their out-of-pocket expenses.

PROPOSALS BY SHAREHOLDERS

May a shareholder raise a matter for consideration or nominate a person for election to the Board of Directors at the meeting?

As a general matter, shareholders may raise matters for consideration at an annual shareholders' meeting, and may submit their own nominees for election to the Board of Directors. However, such matters must be submitted to the Board of Directors for its review and approval by a deadline, which precedes the mailing date of our annual meeting proxy statement. At this date, no shareholder has raised a matter for consideration at this year's annual meeting or submitted a nominee for election to the Board at this year's annual meeting and the deadline has passed for submissions.

Under our Bylaws, any shareholder wishing to bring a matter to a shareholder vote or to nominate a person for election as director at an upcoming annual meeting of shareholders must deliver a written notice to the Corporate Secretary not less than <u>120 days</u> before the anniversary date of the prior year's annual meeting. Thus, for next year's annual meeting of shareholders (in 2007), the written notification must be received by the Corporate Secretary not later than December 27, 2006. (There are different rules if the date of any annual meeting is changed by more than 30 days from the date of the prior annual meeting.) Moreover, if the shareholder submitting a matter for consideration by shareholders or submitting a nominee wishes to have the matter or nominee included in the Company's proxy statement, different rules and earlier deadlines apply. See the following two questions.

A shareholder's notice of a matter to be raised at an annual meeting or a nominee for director must contain the information specified in the Bylaws, including name and address of the proposing shareholder, appropriate information regarding the matter sought to be presented or person proposed to be nominated, and the number of shares of common stock owned by the proposing shareholder.

Again, the above rules apply only to matters or nominees that shareholders wish to propose themselves at an annual meeting. Shareholders who wish to have a matter considered by the Board of Directors for inclusion in the Company's annual meeting proxy statement or to propose a candidate for the Board to consider in selecting its nominees for director must comply with other rules (see following questions).

What if shareholders wish to submit proposals for inclusion in our proxy statement?

If a shareholder wishes to have a particular proposal considered by the Board for inclusion in the Company's proxy statement for an annual meeting, the shareholder must satisfy the requirements established by the Securities and Exchange Commission (SEC). The particular rule, Rule 14a-8 under the Securities Exchange Act of 1934, requires that shareholders wishing to have a proposal included in the Company's proxy statement for an annual meeting of shareholders must submit their proposal in writing to the Company at least 120 days before the anniversary date of the *proxy statement mailing date* for the prior year's annual meeting. Thus, any shareholder wishing to submit a proposal for inclusion in the Company's proxy statement for next year's annual shareholders' meeting (in 2007) must deliver a proposal to the Corporate Secretary, at the address listed on the previous page, no later than November 24, 2006. (There are different rules if the date of the proxy statement mailing date is changed by more than 30 days from the date of the prior proxy statement mailing date.) The notice must satisfy the SEC rules, including a clear description of the proposal, a brief statement supporting the proposal and all required information about the proposing shareholder.

May shareholders submit recommendations to the Board for its nominees for director?

Shareholders may submit to the Board recommendations on candidates for the Board to consider in selecting its own nominees for director. For further information on the nomination process, see "Director Nomination Process – Shareholder Submissions of Candidates" on page 9.

PRINCIPAL SHAREHOLDERS OF THE COMPANY

To the knowledge of the Board of Directors, no one person or group of persons acting in concert beneficially owned more than 5 percent of the outstanding shares of our common stock as of March 3, 2006.

Our subsidiary, Glens Falls National Bank and Trust Company, in its capacity as fiduciary of numerous Trust Department accounts, including as trustee of our Employee Stock Ownership Plan ("ESOP"), held 1,426,676 shares of our common stock, or 13.71 percent of the total outstanding shares on March 3, 2006. Glens Falls National Bank and Trust Company was the beneficial owner of only a relatively small number of these shares, however, as other persons (e.g., the ESOP participants) had the sole power to vote and/or direct the disposition of most of these shares. As a result, Glens Falls National Bank and Trust Company did not beneficially own more than 5 percent of the outstanding shares of our common stock on that date.

ITEM 1. ELECTION OF DIRECTORS AND
INFORMATION WITH RESPECT TO DIRECTORS AND OFFICERS

The first item to be acted upon at the meeting is the election of four directors to Class B of our Board of Directors (the class whose term expires at this meeting).

Upon recommendation by the Board's Compensation/Nomination Committee, the Board has nominated John J. Carusone, Jr., Michael B. Clarke, David G. Kruczlnicki and David L. Moynehan for election to Class B of the Board of Directors, each to hold office for a term of three years or until his successor shall be duly elected and qualified. Each of the nominees is currently serving as a director having been elected by our shareholders, except for Mr. Clarke, who was appointed as an interim director by the Board effective February 15, 2006, to fill a newly created directorship. Mr. Clarke previously served as a director of Arrow from 1988 to 1999.

Under our Certificate of Incorporation and Bylaws, the Board of Directors is divided into three classes, one class to be elected each year for a term of three years. The total number of directors is as specified from time to time in our Bylaws. On February 15, 2006, the Bylaws were amended to increase the number of directors to twelve.

Directors will be elected by a plurality of the shares voted at the meeting, meaning the nominees receiving the most "FOR" votes will be elected. Because there are only as many nominees as there are directors to be elected, each nominee is assured of election regardless of how many votes are cast in favor of ("FOR") the nominee as opposed to against the nominee ("WITHHOLD AUTHORITY"). Recently, the Board amended Arrow's Corporate Governance Guidelines and adopted a majority voting policy. Under this policy, if any nominee for director at a shareholders' meeting receives more votes against the nominee's election ("WITHHOLD AUTHORITY") than in favor of his or her election ("FOR"), that nominee, although he or she may technically have been elected a director, will be required to tender his or her resignation for consideration by the Compensation/Nomination Committee of the Board. The Committee will evaluate the tendered resignation and make a recommendation to the Board on appropriate action whereupon the Board will take such action with respect to such resignation as it deems appropriate, taking into account the best interests of the Company and its shareholders.

All proxies which are timely received by the Corporate Secretary in proper form prior to the election of directors at the meeting, and which have not been revoked, will be voted "FOR" the Board's nominees described above (unless any nominee is unable to serve or for good cause refuses to serve), subject to any specific voting instructions received with any proxy, including the withholding of authority to vote for any or all nominees.

Each of the nominees has consented to being named in this proxy statement and to serve if elected, and the Board knows of no reason to believe that any nominee will decline or be unable to serve if elected.

The table below provides information on each of the Board's nominees and the other current directors of Arrow and on each of the executive officers who are not also directors:

NOMINEES FOR DIRECTOR AND DIRECTORS CONTINUING IN OFFICE

Name and Principal Occupation (a)(b)(c)	Age	Director of Arrow Since	Shares of Arrow Common Stock Beneficially Owned As of December 31, 2005 (d)	
			Number	Percent
Nominees for Director				
Class B (Terms to Expire in 2009)				
John J. Carusone, Jr. Attorney, Carusone & Carusone, Saratoga Springs, NY	64	1996	3,650 (1)	__
Michael B. Clarke (e) Formerly President & CEO, Lone Star Industries (cement manufacturer) - Retired 2005	59	2006	22,494 (2)	__
David G. Kruczlnicki President & CEO, Glens Falls Hospital (regional medical center)	53	1989	31,146 (3)	__
David L. Moynehan President, Riverside Gas & Oil Co., Inc. (oil distributorship)	60	1987	25,353 (4)	—
Directors Continuing in Office				
Class A (Terms Expiring in 2008)				
Kenneth C. Hopper, M.D. Vice Chairman of the Board, Arrow; Chairman & CEO, Northeastern Toxicology Laboratory (national human toxicology laboratory)	67	1983	79,731 (5)	__
Elizabeth O'C. Little New York State Senator, 45th District; Formerly New York State Assemblywoman, 109th District	65	2001	3,572 (6)	__
Michael F. Massiano Chairman Emeritus, Arrow and Glens Falls National Bank and Trust Company	71	1983	77,281 (7)	__
Richard J. Reisman, D.M.D. Oral & Maxillofacial Surgeon, Glens Falls, NY; Chairman, Department of Dentistry, Glens Falls Hospital	60	1999	12,607 (8)	__
Class C (Terms Expiring in 2007)				
Jan-Eric O. Bergstedt Formerly Vice President, Kadant, Inc. and President, AES Engineered Systems (suppliers of papermaking machinery) – Retired 2002	70	1999	5,853 (9)	__
Gary C. Dake President, Stewart's Shops Corp. (regional chain of convenience stores)	45	2003	4,627 (10)	__
Mary-Elizabeth T. FitzGerald Formerly Executive Director, Tri-County United Way – Retired 1998	66	2001	6,028 (11)	—
Thomas L. Hoy Chairman, President & CEO, Arrow and Glens Falls National Bank and Trust Company	57	1996	232,069 (12)	2.19

Name and Principal Occupation (a)(b)(c)	Age	Shares of Arrow Common Stock Beneficially Owned As of December 31, 2005 (d)	
		Number	Percent
Executive Officers			
John J. Murphy Executive Vice President, Treasurer & CFO of Arrow and Senior Executive Vice President, CFO and a Director of Glens Falls National Bank and Trust Company	54	149,323 (13)	1.42
John C. Van Leeuwen Senior Vice President & Chief Credit Officer of Arrow and Executive Vice President & Chief Credit Officer of Glens Falls National Bank and Trust Company	62	54,059 (14)	—
Gerard R. Bilodeau Senior Vice President & Corporate Secretary of Arrow and Senior Vice President & Cashier of Glens Falls National Bank and Trust Company	59	82,821 (15)	—
Shares of Arrow Common Stock Beneficially Owned as of December 31, 2005 By All 15 Directors and Executive Officers as a Group		790,614 (16)	7.36

Explanatory Notes:

(a)   All directors of Arrow also serve as directors of its principal subsidiary bank, Glens Falls National Bank and Trust Company, except for Messrs. Carusone and Dake who also serve as directors of our other subsidiary bank, Saratoga National Bank and Trust Company. Of the nominees and directors continuing in office, only Mr. Hoy is currently an officer or employee of Arrow or its subsidiaries, although Mr. Massiano, who is Chairman Emeritus of the Board, formerly served as Chairman and Chief Executive Officer of Arrow and Glens Falls National Bank and Trust Company and continues to provide consulting services to those entities. See "Compensation of Directors" on page 20.

(b)   The business experience of each director during the past five years was that typical to a person engaged in the principal occupation or business listed for each during that period. Except as noted, each of the nominees and directors continuing in office has been principally engaged for the past five years in the business or businesses listed for each.

(c)   No family relationship exists between any two or more of the nominees, directors or executive officers of Arrow or its subsidiaries, except that David L. Moynehan, a director of Arrow, is related to John J. Murphy, the Executive Vice President, Treasurer & Chief Financial Officer of Arrow, by virtue of the fact that Mr. Moynehan's wife and Mr. Murphy's wife are sisters.

(d)   Beneficial ownership of shares, determined in accordance with applicable SEC rules, includes shares as to which a person, directly or indirectly, has or shares voting power and/or investment power, and all shares that the person has a right to acquire within 60 days of the reporting date. Unless otherwise noted below, each listed individual was sole beneficial owner of all shares identified as owned by each. Percentage ownership is listed only for those who beneficially owned at least one percent (1%) of the outstanding shares of Arrow common stock on the reporting date.

(e)   Mr. Clarke was appointed as a director of Arrow by action of the Board effective February 15, 2006, to fill a newly created directorship. Mr. Clarke was previously a director of Arrow, serving on the Board from 1988-1999, and a Director of our subsidiary bank, Glens Falls National Bank and Trust Company, serving from 1987-1999, and thus was well known to our directors and senior management prior to his recent re-appointment to our Board. In December 2005, the Compensation/Nomination Committee, as part of its regular review of potential new director candidates, determined to suggest to CEO Hoy that he initiate discussions with Mr. Clarke about becoming a director of Arrow. Mr. Hoy did so, and Mr. Clarke expressed interest. After further review and discussion by the Committee and the full Board, Mr. Clarke was appointed a director of Arrow by unanimous vote of the Board, upon unanimous recommendation by the Committee.

Beneficial Ownership Notes:

1) Includes 3,418 shares held directly by Mr. Carusone, and 232 shares held in Mr. Carusone's account under the Director, Officer and Employee Stock Purchase Plan.

2) Includes 1,000 shares held directly by Mr. Clarke, and 21,494 shares held directly by Mr. Clarke's wife.

3) Includes 1,858 shares held directly by Mr. Kruczlnicki, and 29,288 shares held in Mr. Kruczlnicki's account under the Director, Officer and Employee Stock Purchase Plan.

4) Includes 18,678 shares held directly by Mr. Moynehan, 1,523 shares held in Mr. Moynehan's account under the Director, Officer and Employee Stock Purchase Plan, and 5,152 shares held jointly by Mr. Moynehan with his wife.

5) Includes 55,081 shares held directly by Dr. Hopper, 2,828 shares held in Dr. Hopper's account under the Director, Officer and Employee Stock Purchase Plan, 21,779 shares held in a trust controlled by Dr. Hopper, and 43 shares held by a company that Dr. Hopper controls.

6) Includes 3,490 shares held directly by Ms. Little, and 82 shares held in Ms. Little's account under the Director, Officer and Employee Stock Purchase Plan.

7) Includes 48,835 shares held directly by Mr. Massiano, and 28,446 shares held directly by Mr. Massiano's wife.

8) Includes 7,183 shares held directly by Dr. Reisman, 5,104 shares held in Dr. Reisman's account under the Director, Officer and Employee Stock Purchase Plan, and 320 shares held directly by Dr. Reisman's wife.

9) Includes 3,682 shares held directly by Mr. Bergstedt, and 2,171 shares held in Mr. Bergstedt's account under the Director, Officer and Employee Stock Purchase Plan.

10) Includes 1,692 shares held directly by Mr. Dake, and 2,935 shares held in Mr. Dake's account under the Director, Officer and Employee Stock Purchase Plan.

11) Includes 5,546 shares held directly by Mrs. FitzGerald, and 482 shares held in Mrs. FitzGerald's account under the Director, Officer and Employee Stock Purchase Plan.

12) Includes 72,153 shares held directly by Mr. Hoy, 222 shares held in Mr. Hoy's account under the Director, Officer and Employee Stock Purchase Plan, 30,115 shares held in Mr. Hoy's account under Arrow's ESOP, 2,350 shares held directly by Mr. Hoy's wife, 326 shares held in Mr. Hoy's Simplified Employee Pension Plan account, 119,876 shares subject to exercisable options received by Mr. Hoy under Arrow's compensatory stock option plans, and 7,027 shares subject to exercisable options received by Mr. Hoy under Arrow's compensatory stock option plans and transferred by Mr. Hoy to a family trust.

13) Includes 14,363 shares held directly by Mr. Murphy, 26,417 shares held jointly by Mr. Murphy with his wife, 2,286 shares held jointly with his wife in Mr. Murphy's account under the Director, Officer and Employee Stock Purchase Plan, 28,722 shares held in Mr. Murphy's account under Arrow's ESOP, and 77,535 shares subject to exercisable options received by Mr. Murphy under Arrow's compensatory stock option plans.

14) Includes 3,947 shares held directly by Mr. Van Leeuwen, 12,509 shares held in Mr. Van Leeuwen's account under Arrow's ESOP, 482 shares held by Mr. Van Leeuwen as custodian for his sons, and 37,121 shares subject to exercisable options received by Mr. Van Leeuwen under Arrow's compensatory stock option plans.

15) Includes 12,328 shares held directly by Mr. Bilodeau, 2,373 shares held jointly with his wife in Mr. Bilodeau's account under the Director, Officer and Employee Stock Purchase Plan, 22,558 shares held in Mr. Bilodeau's account under Arrow's ESOP, and 45,562 shares subject to exercisable options received by Mr. Bilodeau under Arrow's compensatory stock option plans.

16) Includes an aggregate of 287,121 shares subject to exercisable options held by such persons, which they received under Arrow's compensatory stock option plans.

Board Independence

Our Board of Directors currently comprises 12 directors. Under the listing standards of the National Association of Securities Dealers, Inc. (NASD), a majority of the members of the full Board must qualify as "independent" as defined in those standards. The Board of Directors determined at a meeting on January 25, 2006, that, based on the information then available to it, each of the following 8 directors qualified as an independent director: Directors Bergstedt, Carusone, Dake, FitzGerald, Hopper, Kruczlnicki, Little and Reisman. Director Clarke was not then a member of the Board, having become such only in mid-February. The Board will make an independence determination with regard to Director Clarke in the near future. Directors Hoy and Massiano are not independent due to their current or former management positions with the Company. The Board was unable to determine that Director Moynehan was independent due to his familial relationship with the Company's Chief Financial Officer, John J. Murphy, described in Explanatory Note (c) on page 6.

In making independence determinations for the individual directors, the Board considers transactions and relationships between the Company and its subsidiaries, on the one hand, and the director and his or her immediate family and controlled businesses, on the other. The purpose of this review is to determine whether any such transactions or relationships (i) may cause the director not to meet the objective requirements for independence established under the NASD's listing standards or the SEC's rules, if applicable, or (ii) are otherwise sufficiently material such that the Board, in its subjective judgment, is unable to conclude that the director is independent. The types of transactions and relationships that might cause a director not to qualify as independent or be deemed independent by the Board are not necessarily the same types of transactions and relationships that are required to be disclosed elsewhere in this proxy statement or in other reports filed by us with the SEC.

Meetings of the Board of Directors; Director Attendance at Meetings

In 2005, the Board of Directors of Arrow met eight times. During the year, each of the directors attended at least 75 percent of the total number of meetings of both the Board and all committees of the Board on which the director served. In addition to regular Board meetings, the non-management members of the Board meet in executive session at least twice each year without any current or former members of management being present. A presiding director chairs the executive sessions. In 2005, Director Hopper was the presiding director.

Although Arrow has not adopted a formal policy regarding directors' attendance at the annual meeting of shareholders, all directors are encouraged to attend. All directors attended last year's annual meeting of shareholders. When the Board's Compensation/Nomination Committee evaluates incumbent directors in determining whether to recommend them for re-nomination, it takes into consideration their attendance record at meetings of the Board and committees of the Board on which they served, as well as the annual shareholders' meeting.

Board Committees

The Audit Committee, currently consisting of Directors Bergstedt, Hopper, Kruczlnicki and Reisman, met four times during the last fiscal year. Director Bergstedt serves as Chairman. The Board of Directors determined at a meeting on January 25, 2006, that, based on the information then available to it, Director Kruczlnicki qualified as an "audit committee financial expert" as defined in the rules of the SEC. Under the NASD's listing standards and the SEC's rules for audit committees, all members of the Audit Committee must be independent. The Board determined at its January 25, 2006 meeting that each of the members of the Audit Committee, in addition to being independent as defined under the listing standards of the NASD, also qualified as independent under the more rigorous independence requirements established by the SEC for audit committee members. The Audit Committee oversees the Company's accounting, auditing and financial reporting and is responsible for the oversight and control of the relationship between the Company and its independent auditor. The Committee causes suitable audits and examinations to be made, reviews the adequacy of internal controls and procedures, and makes recommendations and reports to the full Board of Directors. In accordance with applicable rules, the Committee must specifically approve in advance all services performed by the independent auditor, including audit and audit-related services and non-audit services. For additional information, see "Report of the Audit Committee" on page 18.

The Compensation/Nomination Committee, currently consisting of Directors Bergstedt, Carusone, Dake, FitzGerald, Hopper, Kruczlnicki and Little, met five times during the last fiscal year. Director Hopper serves as Chairman. Under the NASD's listing standards, all members of the Compensation/Nomination Committee must beindependent. The Board of Directors determined at a meeting on January 25, 2006, that based on the information then available to it, each member of the Committee is independent under the listing standards of the NASD. The Compensation/Nomination Committee reviews, not less often than annually, all compensation arrangements and benefit plans covering our executive officers and key employees. The Committee makes or approves all significant decisions on the compensation of executive officers, including the Chief Executive Officer. For more information, see the "Report of

Compensation/Nomination Committee on Executive Compensation" on page 14. The Committee also makes recommendations to the full Board regarding those individuals the Committee believes are appropriate candidates for nomination as director at shareholder meetings or for appointment to vacant or newly created Board seats. A shareholder may recommend a candidate for consideration by the Committee as a nominee for director. For more information on the director nomination process and how a shareholder may participate in that process see "Director Nomination Process - Shareholder Submissions of Candidates" below.

Communications with the Board of Directors

Shareholders may communicate to our Board of Directors any concerns they have as Arrow shareholders by submitting typed or handwritten communications to the following address: Board of Directors – Shareholder Communications, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. The Corporate Secretary's Office will review all communications and will timely advise the Board of any communication that the Corporate Secretary determines to be of a serious nature. Periodically, the Corporate Secretary will summarize all shareholder communications received, including those deemed less serious, and will make all such communications available for the directors' review. In order to efficiently process all shareholder communications, the Corporate Secretary, with the Board's approval, may seek the assistance of appropriate Company employees or outside advisors in reviewing and evaluating particular communications. In all cases, the complete text of shareholder communications will be made available to the directors in an appropriately timely manner.

In addition, shareholders may contact any individual director or directors or any particular committee of the Board by submitting typed or handwritten communications to the attention of the particular director(s) or the particular committee at the following address: Shareholder Communications, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. Shareholder communications to a particular director(s) or committee will be forwarded directly to the appropriate director(s) or committee by the Corporate Secretary.

Director Nomination Process

The Compensation/Nomination Committee in accordance with the policies and principles in its charter identifies and recommends to the full Board suitable nominees for directorship, including re-nomination of incumbent directors. In making its recommendations, the Committee considers any nominee proposals received by it from shareholders under the procedures outlined below (see "Shareholder Submissions of Candidates"). In reaching a decision on individual nominees, the Committee evaluates whether the individual's knowledge, experience, skill and expertise may enhance the Board's oversight and direction of the affairs and business of the Company. In addition, the Committee considers other factors including an individual's personal character, integrity, financial background and prior experience as a director. In the case of incumbent directors, the Committee considers the incumbent's past performance as a director of Arrow and its subsidiaries. Generally, the Committee does not recommend for nomination individuals who are concurrently serving as a director of more than two other public companies.

The Board of Directors gives substantial weight to the recommendations of the Compensation/Nomination Committee in selecting nominees for election as directors of Arrow or for appointment as interim directors. Under normal circumstances, the Board will not select nominees, including incumbent directors, who have not been recommended by a majority of the members of the Compensation/Nomination Committee, exclusive of the nominee, if he or she serves on such committee.

Shareholder Submissions of Candidates. The Compensation/Nomination Committee has adopted a policy governing submissions by shareholders of candidates for the Committee to consider in making its recommendations to the full Board on nominees for director. The policy also governs the Committee's consideration of such candidates. All candidate submissions must be in writing and addressed to the following address: Corporate

Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801, Attn: Shareholder Submissions of Director Candidates.

Shareholder submissions must contain certain information about the candidate, including a brief biography and business background. The required information for submissions is described in detail in the policy. A copy of the policy may be obtained from the Corporate Secretary at the address set forth above. If a shareholder submitting a candidate owns Arrow shares beneficially but not of record, the submission must include suitable evidence of such beneficial ownership. The Committee may utilize appropriate Company employees or outside advisors to assist it in screening and analyzing shareholder submissions. All candidates properly submitted will be considered by the Committee, although in cases where the candidate is deemed not suitable, the consideration may be perfunctory and even in cases where serious consideration is deemed warranted, that consideration may be deferred until a later date that the Committee believes is more appropriate.

Shareholders also may act directly to nominate their own candidates for director to be voted upon by shareholders at their annual meetings, without submitting the candidates to the Compensation/Nomination Committee for possible nomination by the Board in the manner described in the preceding paragraphs. Any such direct nominations by shareholders are subject to the procedures set forth in our Bylaws, including minimum advance notice. For more information, see "PROPOSALS BY SHAREHOLDERS" on page 3.

Director and Officer Liability Insurance

Arrow has for many years maintained directors' and officers' liability insurance coverage. Our current insurance coverage was purchased from Vigilant Insurance Company on November 15, 2005 and has an annual premium of $57,000. The coverage, subject to a number of standard exclusions and certain deductibles, indemnifies the directors and officers of Arrow and its subsidiaries against liabilities and losses incurred in the performance of their duties. In the preceding ten years, no payments have been made pursuant to this coverage to, or on behalf of, any directors or officers of Arrow, nor have any claims for reimbursement been made under the policy.

Section 16(a) Beneficial Ownership Reporting Compliance

Arrow's executive officers and directors, as well as any 10% shareholders, are required by Section 16(a) of the Securities Exchange Act of 1934 to file reports with the SEC from time to time regarding their ownership of our stock, including changes in their stock ownership. Copies of these reports are also filed with us. Based solely on our review of these reports, together with written statements received from certain officers and directors regarding their not being required to file any such reports, all of our executive officers and directors complied with all Section 16(a) reporting requirements in 2005.

EXECUTIVE COMPENSATION

The following table sets forth information concerning total compensation and compensatory awards received in the last three years by the Chief Executive Officer and each other executive officer whose salary and bonus exceeded $100,000 in 2005:

SUMMARY COMPENSATION TABLE

Name Principal Position	Year	Annual Compensation				
		Salary (a)	Bonus (b)	Other Annual Compensation (c)	Number of Options (d)	All Other Compensation (e)
Thomas L. Hoy Chairman, President & Chief Executive Officer	2005	$370,000	-	-	-	$14,439
	2004	350,000	$163,888	-	10,300	13,835
	2003	340,000	110,500	-	10,609	22,887
John J. Murphy Executive Vice President, Treasurer & CFO	2005	216,000	-	-	-	1,514
	2004	206,000	47,772	-	7,210	910
	2003	200,000	32,500	-	7,426	8,622
John C. Van Leeuwen Senior Vice President & Chief Credit Officer	2005	141,000	14,100	-	-	1,484
	2004	134,000	25,018	-	3,605	983
	2003	130,000	16,562	-	3,713	7,411
Gerard R. Bilodeau Senior Vice President & Corporate Secretary	2005	125,000	9,375	-	-	1,164
	2004	118,000	13,218	-	3,605	750
	2003	115,000	8,073	-	3,713	5,833

Notes to Summary Compensation Table (note references are to columns):

(a)   Salary: Includes base salary, including amounts that are deferred at the election of the executive under a 401(k) plan or otherwise.

(b)   Bonus: Represents cash bonus for the year under Arrow's Short-Term Incentive Award Plan whether the amount is paid currently to the executive or deferred at his election. Under the Plan, annual bonuses are paid to executives and other key employees if certain pre-established financial goals for the year are met. The Compensation/Nomination Committee sets the performance goals each year, and, if those goals are met, determines individual bonuses at year-end.

(c)   Other Annual Compensation: Includes, among other things, the value of certain additional benefits paid to the executive during the year (so-called "perquisites"), if the aggregate value of these perquisites exceeds 10% of the executive's total salary plus bonus for the year or $50,000, whichever is less. No executive received perquisites above this threshold level in any of the last 3 years.

(d)   Number of Options: Represents the number of shares subject to stock options granted to the executive during the year, adjusted for subsequent stock splits or dividends. In 2005, none of the named executives received any stock options or other stock-based compensation awards. Arrow has never awarded any shares of restricted stock to executives or any other employees, although Arrow's compensatory stock plan authorizes awards of restricted stock.

(e)   All Other Compensation: Includes (i) the value of Arrow's contributions to the ESOP for the executive, and (ii) specified premiums paid by Arrow on certain insurance arrangements specifically benefiting the executives. In 2005, these amounts for the named executive officers were as follows: Mr. Hoy, $1,376 for ESOP and $13,063 in premiums for term or whole life insurance specifically benefiting Mr. Hoy; Mr. Murphy, $1,376 for ESOP and $138 in premiums for term life insurance specifically benefiting Mr. Murphy; Mr. Van Leeuwen, $1,088 for ESOP and $396 in premiums for term life insurance specifically benefiting Mr. Van Leeuwen; and Mr. Bilodeau, $905 for ESOP and $258 in premiums for term life insurance specifically benefiting Mr. Bilodeau.

OPTION EXERCISES AND YEAR-END VALUE TABLE
Aggregate Option Exercises in Fiscal Year 2005 and FY-End Option Values

Name	Shares Acquired (a)	Value Realized (b)	Number of Unexercised Options at FY-End (Exercisable/Unexercisable) (c)		Value of Unexercised In-the-Money Options at FY-End (Exercisable/Unexercisable) (d)	
Thomas L. Hoy	12,193	$245,295	E	126,903	E	$1,031,233
			U	0	U	0
John J. Murphy	16,253	$336,414	E	77,535	E	$620,739
			U	0	U	0
John C. Van Leeuwen	0	0	E	37,121	E	$268,325
			U	0	U	0
Gerard R. Bilodeau	7,431	$145,339	E	45,562	E	$393,411
			U	0	U	0

KEY: E = Exercisable; U = Unexercisable

Notes to Option Exercises and Year-End Value Table (note references are to columns):

a) The listed number of shares represents the total number of shares subject to stock options that the named executive officer exercised during the year.

b) Represents the difference between the market price of the shares of common stock as to which the option was exercised on the exercise date and the purchase price of such shares under the option. The market price was the average of the closing bid and asked prices for Arrow's common stock as reported on NASDAQ on the business day immediately before the exercise date.

c) Includes options, if any, that may have been "out-of-the-money" at year-end, that is, options having an exercise price per share that exceeded the market price of Arrow's common stock on such date, as well as "in-the-money" options. Listed numbers include any options that have been transferred by gift by the named executive officer to immediate family members who are dependents of the executive or to family trusts for the benefit of such immediate family members.

d) The dollar value of unexercised "in-the-money" options at December 31, 2005, was calculated by determining the difference between the market price of the shares of common stock underlying the options at year-end and the aggregate purchase price of those shares under the options. The market price was the average of the closing bid and asked prices for Arrow's common stock as reported on NASDAQ as of December 31, 2005. Listed values include any options that have been transferred by gift by the named executive officer to immediate family members who are dependents of the executive or to family trusts for the benefit of such immediate family members.

Notwithstanding anything to the contrary set forth in any of Arrow's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, including language that might be interpreted to incorporate by reference future filings, including this proxy statement, in whole or in part, in such previous filings, the following Performance Graph, Report of Compensation/Nomination Committee on Executive Compensation and the Report of the Audit Committee shall not be incorporated by reference into any such filings.

STOCK PERFORMANCE GRAPH

The following graph provides a comparison, from December 31, 2000 to December 31, 2005, of the total cumulative return (assuming reinvestment of dividends) for the common stock of Arrow as compared to the Russell 2000 Index and the NASDAQ Bank Index. The historical information set forth below may not be indicative of future results.



TOTAL RETURN PERFORMANCE						
	Period Ending					
Index	**12/31/00**	**12/31/01**	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**
Arrow Financial Corporation	100.00	163.86	187.31	218.20	258.54	232.23
Russell 2000	100.00	102.49	81.49	120.00	142.00	148.46
NASDAQ Bank Index*	100.00	108.27	110.87	142.62	163.21	159.45

Source: CRSP, Center for Research in Security Prices, Graduate School of Business, The University of Chicago 2005. Licensed by Arrow Financial Corporation.

Source: SNL Financial LC © 2006

REPORT OF COMPENSATION/NOMINATION COMMITTEE ON EXECUTIVE COMPENSATION

Introduction

The Compensation/Nomination Committee of the Board of Directors ("Committee") oversees and makes all significant decisions on executive compensation. The Committee is composed entirely of independent directors, as determined by the Board, consistent with the NASD's rules.

The Committee's particular duties and responsibilities are set forth in its charter. In the area of executive compensation, the Committee's general responsibility is to review and approve all aspects of the compensation of executive officers of the Company and to make recommendations on the Company's corporate goals and objectives relating to executive compensation. Elements of executive compensation include salary, bonus, long-term incentive compensation (equity-based awards), retirement and severance arrangements, deferred compensation arrangements, and other benefits. The Committee has principal responsibility for and must approve all determinations on salary and bonus paid or payable to the Chief Executive Officer ("CEO") and other executive officers subject to the general authority of the Board of Directors. The Committee also has exclusive authority to make awards to executives under the Company's long-term incentive plans (stock-based awards, such as shares of restricted stock or stock options).

As part of its decision-making process, the Committee reviews survey data regarding executive compensation, including compensation practices at peer group banks, as well as any additional information that it believes to be appropriate. The recommendations of the CEO are always sought and considered. Occasionally, the Committee obtains advice from experts and consultants. See the further discussion below under "Compensation Philosophy; Modifications."

The Committee is submitting this report summarizing its current compensation philosophy and policies, and its compensation decisions at year-end 2005 for the executive officers generally and Chairman, President and CEO Thomas L. Hoy individually. For a listing of the current executive officers, please see the Summary Compensation Table on page 11.

Compensation Philosophy; Modifications

The general purpose and goal of the executive compensation program is to attract and retain key executives and to motivate them to help Arrow achieve increased profitability, stability and value. Year-to-year determinations regarding compensation are based on corporate and individual performance, as well as compensation of comparable executives at peer group banks. The peer group considered by the Committee varies somewhat from year-to-year but generally consists of approximately ten banking organizations comparable in size and geographic location to the Company. It is not the same peer group as the group comprising the NASDAQ Bank Index in the Stock Performance Graph on page 13.

The Company historically has followed the traditional three-pronged approach to executive compensation, consisting of base salary, annual incentives (bonus) and long-term incentives (stock-based awards). The Committee supports this approach. The base salary of executives is reviewed and approved annually after consideration of all relevant factors, including Company and individual performance. The annual incentive component is represented by a possible cash bonus at year-end through Arrow's Short-Term Incentive Award Plan, depending upon the performance of the Company and the relevant business unit as well as the individual's performance in the preceding year. The long-term incentive component of compensation is addressed through the Company's compensatory stock program, which provides for grants of stock-based awards the value of which is directly contingent upon the market price of Arrow's common stock. Each of these components is discussed in more detail in the following section of this Report, "Compensation Administration."

Taken as a group, these components are complementary. Salary and bonus compensation tend to be most affected by the period-to-period financial performance of the Company. This provides executives with appropriate incentive to remain focused on near-term developments and immediate opportunities to improve financial results. Long-term incentive compensation encourages management to pursue strategies aimed at long-run success based on solid business fundamentals, which presumably will be reflected in stock price over time. Thus, the components of compensation encourage management to maintain a balance among short and long-term objectives, to the ultimate benefit of shareholders.

Historically, the Company has utilized stock options as the exclusive vehicle for providing long-term equity-based compensation to executives and other key employees. Although the Company's long-term incentive compensation plan permits awards of both stock options and restricted stock, the Committee with the concurrence of the full Board of Directors has always limited stock-based awards to stock options; no awards of restricted stock have ever been granted. However, the Committee and the full Board are reconsidering the Company's policy in this regard, in light of sweeping changes in the accounting treatment of stock options effected by a new rule of the Financial Accounting Standards Board, Rule 123(R), which became mandatory as of January 1, 2006. The impact of the FASB's rule on the Company's future choice of compensatory stock awards was one of the issues that the Committee asked Clark Consulting, a compensation consulting firm, to examine as part of their general overall review of the Company's Long-Term Incentive Plan, for which Clark was engaged at the end of 2005. Clark's report and recommendations were completed and received in January 2006 and are currently being reviewed by the Committee, with the Committee's recommendations expected to be finalized at some point in the second quarter of this year.

Compensation Administration

Base Salary

Base salaries for executive officers, including the CEO, are reviewed on an annual basis. Under its charter, the Committee has authority to determine the salaries of the executives subject to the Board's general oversight responsibilities under law. The Company's two top executives, CEO Hoy and CFO Murphy, have 3-year employment agreements under which their base salaries may not be reduced during the term of the agreements. Any base salary increases for individual executives will reflect the executive's contributions to Arrow's overall performance. In determining executive salaries and salary increases, the Committee also considers peer group practices, including reported median increases for peer group executives.

Bonus (Annual Incentive Compensation)

Any annual bonuses awarded to executives are addressed through Arrow's Short-Term Incentive Award Plan. Under the plan, executives and other key employees may receive cash bonuses at year-end if the Company has met pre-established financial performance levels for the year. The Committee has authority to establish the annual threshold performance levels under the plan and possible additional target levels above the threshold levels. In establishing targets, the Committee considers management's input as well as any other information it deems appropriate. Typically, threshold and target performance levels are based on informal projections of net income, exclusive of nonrecurring items. If the pre-established threshold level is met, the executives and other officers and key employees are eligible for bonuses. The size of bonuses awarded to individual executives may vary depending on the extent to which financial performance exceeds the threshold or higher target levels and on objective and subjective measures of individual performance. The Committee may review and revise pre-established performance levels during the year, if special circumstances arise such as major corporate transactions, unforeseen significant changes in the local or national economy, or industry-wide developments. At year-end, if the pre-established performance levels have been met, the Committee in its sole discretion determines on a case-by-case basis whether an executive will receive a bonus for the year and, if so, the amount of the bonus. No executive has a contractual right to a bonus under the plan.

Long-Term Incentive Compensation

Long-term incentive compensation for executives and other employees is paid in the form of compensatory stock awards. These awards may take the form of stock options or shares of restricted stock and are granted under the Company's compensatory stock plan. The Company's current compensatory stock plan is our 1998 Long-Term Incentive Plan. As of the date of this report, the total number of shares currently available under this plan for future grants of awards is 220,956 shares. The Committee made no grants of stock based awards to executives during 2005. As discussed above in the section entitled "Compensation Philosophy; Modifications," Clark Consulting was engaged at the end of 2005 to conduct an overall review of the compensatory stock plans which the Committee is currently reviewing.

The Committee has the discretion to select which executives or other key employees are to receive stock-based awards, as well as the particular types and amounts of awards. In making award determinations, the Committee considers among other things, the likely value to the Company and our shareholders of incentivizing the particular individual's future performance through the grant of plan awards. Stock options granted under the plan must have an exercise price not less than the market price of Arrow's common stock on the date of grant and may be exercised only after a designated vesting date and then only for so long as the optionee remains employed by Arrow (and for a short period of time following termination of employment). Restricted stock granted under the plan may not vest earlier than the third anniversary of the date of grant, except under unusual circumstances (e.g., early retirement).

Factors Considered in Determining CEO Compensation

In determining CEO compensation, the important corporate performance factors are earnings per share, return on equity, return on assets and asset quality, as well as product and market expansion. The important individual performance factors considered by the Committee in its determinations include the CEO's leadership, commitment to the community and professional standing. CEO compensation at peer group banks is also a factor.

Benefits and Other Compensation Matters

At the same time that the Committee makes determinations on salary, bonus and long-term incentive stock plan awards for executives, it also reviews other forms of executive compensation. These include retirement and supplemental retirement benefits, deferred compensation arrangements, severance and change-in-control agreements, and other compensatory benefits extended to executives that are intended to promote company business, such as use of company automobiles. Overall, the Committee believes that executive management should receive a package of such additional compensation elements sufficient to permit them to perform their functions in the expected manner. In considering these additional elements of compensation, we review the compensation packages provided to executives by top performing peer group banks. All such additional forms of benefits and compensation extended to executives, other than broad-based plans involving formula-based benefits (e.g., retirement plans), are determined by the Committee.

Limits on Tax Deductibility of Certain Compensation

Section 162(m) of the Internal Revenue Code ("Code") disallows a tax deduction to public companies for compensation exceeding $1 million paid to certain top executives in any one year, other than exempt compensation. Any gain to executives on their exercise of stock options will qualify as exempt compensation under Section 162(m); salary and bonuses paid under the annual bonus plan will not. Nevertheless, the Committee does not believe that the statutory ceiling on the deductibility of compensation paid to executives will be relevant to Arrow in the foreseeable future.

Committee Decisions at Year-End 2005 Regarding Executive Officer Compensation

The Committee reached its conclusions on executive compensation at year-end 2005 after reviewing the financial performance of the Company during the year, the executives' individual performance, and the level of compensation paid to senior executives by peer group banks. While earnings per share declined slightly for the year 2005, the Company's profitability ratios remained strong. Return on equity and return on assets exceeded peer group averages, and asset quality continued to be outstanding. The Company's senior management completed the integration of the three-branch acquisition from HSBC, which closed in April of 2005. The first year's performance of the newly acquired Capital Financial Group, an insurance agency headquartered in South Glens Falls, was above projections. The Company also completed the construction of a new branch location for its subsidiary, Saratoga National Bank and Trust Company at the corner of U.S. Route 50 and Jones Road in Saratoga County. This branch opened in early January 2006, and is expected to provide excellent growth prospects for Saratoga National Bank. These strategic accomplishments helped the Company in achieving its long-term goal of growing the franchise. These steps, as well as the excellent profitability of the Company, were accomplished in spite of the very difficult interest rate environment, which resulted in continuous margin compression during the year.

Nevertheless, earnings levels for 2005 receded from the prior year and the Company's stock price was down slightly. The Committee believes these developments are principally attributable to market forces, including the oft cited "flattening yield curve," and not to lack of effort on the part of management. The Committee also believes, however, and the Company's senior executives agree, that they should not receive extra compensation that is intended to be in the nature of a reward for notable achievement in a year in which the Company's financial performance and stock price did not improve. Consequently, even though the CEO and the CFO did an excellent job in 2005, neither will receive a cash bonus under the annual incentive plan or stock awards under the long-term incentive plan for 2005. Nor did the CEO or the CFO receive a salary increase at year-end 2005; their salaries remained the same. The Committee did approve an extension of their employment contracts in December 2005, replacing the old 3-year contracts with new 3-year contracts. The new agreements contain substantially the same provisions and benefits as the prior agreements.

The Company's other senior officers, including the two additional executives named in the Summary Compensation Table on page 11 of this proxy statement, received salary increases and bonuses at year-end 2005. The other two named executives received modest salary increases for the year (the higher of the two increases was 3.67%) and received bonuses equal to only 50% of their potential bonus amounts under the annual incentive plan. The bonus amounts for 2005 payable to these other named executives are set forth in the Summary Compensation Table on page 11.

The other executives, like the CEO and CFO, received no stock awards during 2005.

COMPENSATION/NOMINATION COMMITTEE

Kenneth C. Hopper, M.D., *Chairman*
Jan-Eric O. Bergstedt
John J. Carusone, Jr.
Gary C. Dake
Mary-Elizabeth T. FitzGerald
David G. Kruczlnicki
Elizabeth O'C. Little

Compensation Committee Interlocks and Insider Participation

In 2005 the Compensation/Nomination Committee members were Directors Bergstedt, Carusone, Dake, FitzGerald, Hopper, Kruczlnicki and Little. No member of the Compensation/Nomination Committee is a current, or former, officer or employee of Arrow or any of its subsidiaries or had any substantial business dealings with Arrow during 2005. In addition, no "compensation committee interlocks" as defined under the SEC's disclosure rules existed during fiscal year 2005.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors ("Committee") currently consists of four directors, each of whom qualifies as independent under the listing standards of the NASD and the SEC's rules. The Committee assists the Board in fulfilling its oversight role relating to the Company's financial statements and the financial reporting process, including the system of disclosure controls and internal controls and procedures. Its duties include reviewing the independent auditor's qualifications and independence, the performance of the independent auditor and the internal audit function. The Board has adopted and annually reviews the Committee's charter, which sets forth its duties in detail.

The Committee has reviewed and discussed both with management and with KPMG LLP, the Company's independent auditor, Arrow's audited consolidated financial statements for year-end 2005, and management's assertion on the design and effectiveness of the Company's internal control over financial reporting as of December 31, 2005. Management has the responsibility for the preparation of Arrow's consolidated financial statements and for assessing the effectiveness of internal control over financial reporting; the independent auditor has the responsibility for the audit of the consolidated statements and the audit of management's assessment. The independent auditor reports directly to the Committee, which meets with them on a regular basis, in separate executive sessions when appropriate.

The Committee also has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees" (as amended by Statement on Auditing Standards No. 90, "Audit Committee Communications").

The Committee has approved the engagement of KPMG LLP as independent auditor for 2006 and the scope of their engagement. In this context, the Committee also has received from KPMG LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," relating to auditor independence, and has discussed with KPMG LLP the firm's independence. The Committee has also considered whether the provision by KPMG LLP of non-audit services to the Company is compatible with KPMG LLP's independence.

Based upon the Committee's review and discussions noted above, the Committee recommended to the Board of Directors that the audited consolidated financial statements of Arrow Financial Corporation and its subsidiaries and management's assertion on the design and effectiveness of internal control over financial reporting of Arrow Financial Corporation and its subsidiaries be included in the Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Jan-Eric O. Bergstedt, *Chairman*
Kenneth C. Hopper, M.D.
David G. Kruczlnicki
Richard J. Reisman, D.M.D.

_____

ITEM 2 - RATIFICATION OF THE INDEPENDENT AUDITOR

The Audit Committee of the Board of Directors has selected the independent registered public accounting firm, KPMG LLP, as the Company's independent auditor for our fiscal year ending December 31, 2006. Although our Bylaws do not require the submission of the selection of the independent auditor to the shareholders for approval, the Board of Directors believes it is appropriate to give shareholders the opportunity to ratify the decision of the Audit Committee. Neither the Audit Committee nor the Board will be bound by the shareholders' vote at the meeting but may take the shareholders' vote into account in future determinations regarding the retention of the Company's independent auditor.

Representatives of KPMG LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from shareholders.

Ratification of the selection of the independent auditor will require the affirmative vote of the holders of the majority of the shares of common stock present in person or represented by proxy at the meeting and entitled to vote, provided a quorum is present.

The Board of Directors recommends a vote "FOR" ratification of the selection of the independent registered public accounting firm, KPMG LLP, as the independent auditor of the Company for fiscal year ending December 31, 2006, which is Item 2 on the proxy card. All proxies which are timely received by the Corporate Secretary in proper form prior to the vote in Item 2 at the meeting, and which have not been revoked, will be voted "FOR" ratification of the selection of the independent registered public accounting firm, KPMG LLP, as the independent auditor of the Company for fiscal year ending December 31, 2006, subject to any other specific instructions received with any proxy.

Independent Auditor's Fees

The following table sets forth the aggregate fees billed to Arrow and its subsidiaries for the fiscal years ended December 31, 2005 and 2004 by Arrow's independent auditor, KPMG LLP:

	2005	2004
Audit Fees	$227,000	$271,700
Audit-Related Fees	0	0
Tax Fees	42,420 (a)	43,025 (b)
All Other Fees	0	0
Total Fees	$269,420	$314,725

a)   Represents fees for tax preparation and reviews.
b)   Includes $38,800 for tax preparation and reviews and $4,225 for tax planning and consultation services.

EMPLOYMENT CONTRACTS

Thomas L. Hoy, President and Chief Executive Officer of Arrow, and John J. Murphy, Executive Vice President, Treasurer, and Chief Financial Officer of Arrow, are serving under three-year employment agreements, which were renewed on January 1, 2006. The agreements, which were approved by the Compensation/Nomination Committee in December 2005, replaced similar agreements entered into by the Company with the two executives one year earlier. Under the agreements, the executives are guaranteed their current annual base salary and certain other benefits for the duration of the agreements. In the event that the executive is terminated without cause (as defined in the agreement), the executive will receive a lump sum payment equal to the greater of the amount of (a) base salary payable during the remaining term of the agreement or (b) one year's base salary. The agreements also specify that on or before each December 31st during the term of the agreements, the Compensation/Nomination Committee will consider and vote upon a proposal to replace the agreements with new three-year employment agreements having similar conditions and benefits. Also under the agreements, in the event of a change-in-control of Arrow (as defined in the agreements) or if the executives are assigned less significant duties, they may elect early retirement and receive an amount payable in installments (or in a lump sum, in the event of financial hardship) equal to approximately three times their base salaries (as defined in the agreements). If any payment under the agreement results in the executive becoming subject to a so-called "golden parachute" tax under applicable tax law, he will receive additional payments so that his net after-tax benefit is equal to the benefit he would have received if no such tax applied to him. The agreements also contain non-competition provisions that may be triggered upon termination of the executive's employment.

Arrow has entered into change-in-control agreements with two other executive officers, John C. Van Leeuwen, Senior Vice President and Chief Credit Officer, and Gerard R. Bilodeau, Senior Vice President and Corporate Secretary. These agreements do not provide for continuing employment or the payment of particular salary or benefits to the officer, but merely specify that in the event of a change-in-control of Arrow, the officer will receive certain payments and benefits if his employment with Arrow or its successor terminates for any reason on or within six months after the change-in-control. Specifically, under these agreements, if there is a change-in-control and the officer's employment terminates, he would be entitled to receive lump sum cash payments equal to two years' base salary, plus certain continuing insurance coverage.

COMPENSATION OF DIRECTORS

The Board's Compensation/Nomination Committee makes recommendations to the full Board regarding the fees directors and committee members receive for their services. The full Board is ultimately responsible for establishing their own compensation. Directors who are also executive officers of Arrow do not receive any form of compensation or directors' fees for serving as directors of Arrow or its subsidiaries or for serving on any Board committees. In January of this year, the Compensation/Nomination Committee recommended no increase in director fees for 2006 and the Board concurred with that recommendation.

Each non-officer director of Arrow currently receives a fee of $600 per Board meeting attended, $500 for each meeting attended of each committee on which the director serves, and an annual retainer fee of $12,500, $7,500 of which is paid in shares of Arrow's common stock under Arrow's Directors' Stock Plan. The Chairperson of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chairperson of the Compensation/Nomination Committee receives an additional annual cash retainer of $3,000. Mr. Massiano also receives a meeting fee payment for each Compensation/Nomination and Audit Committee meeting he attends, even though he is not a member of either Committee. Non-officer directors of the subsidiary banks receive a fee of $400 per bank Board meeting attended and also receive a fee of $350 for each bank committee meeting attended and an annual retainer of $6,000, $3,000 of which is paid in shares of Arrow's common stock. The Chairperson of the Glens Falls National Bank and Trust Company Trust Committee and the Chairman of the Board of Saratoga National Bank and Trust Company each receive an additional annual cash retainer of $3,000.

Arrow maintains an unfunded Directors' Deferred Compensation Plan, in which non-officer directors of Arrow and its subsidiaries may participate. Under this plan, each director is able to make an election to defer, during his or her term of office, all or a portion of his or her cash directors' fees. The account of a participating director is credited with the dollar amount of the director's deferred fees and with quarterly interest payments on the balance at a rate equal to the best rate being paid from time to time by Glens Falls National Bank and Trust Company on its Individual Retirement Account Certificates of Deposit. Directors who participate in the Directors' Deferred Compensation Plan receive payments from their accounts in cash, either in a lump sum or in annual installments, commencing at a preselected deferral date. In 2005, two directors of Arrow participated in the plan.

Mr. Massiano, Chairman Emeritus of the Board of Arrow, currently serves under a consulting agreement pursuant to which Mr. Massiano provides certain consulting and advisory services to Arrow upon request from management. Under the agreement, Mr. Massiano receives no additional monetary compensation other than the director's fees discussed above, but is reimbursed for expenses incurred.

PENSION PLAN

Arrow maintains a tax-qualified retirement plan for eligible employees. The retirement plan covers employees of Arrow and all subsidiaries who have attained the age of 18 and have completed one year of service.

In 2002, the Company converted the retirement plan's benefit formula from a "final pay" formula typical of defined benefit plans to an "account balance" formula. The new formula automatically applies to all employees who first become eligible to participate in the plan on or after January 1, 2003. Those who were already participating on December 31, 2002, were allowed to make a one-time irrevocable election either to have their plan benefits calculated under the new account balance formula beginning January 1, 2003, or to continue to use the old final pay formula until their retirement.

Participants who chose to convert to the account balance formula now receive an annual credit to their account, known as a service credit, equal to a percentage, which ranges from six to twelve percent of the participant's annual eligible compensation, depending on the participant's age, for each future year of the participant's covered service. For all employees who first become eligible to participate in the plan on or after

January 1, 2003, the service credit will be and remain six percent regardless of their age. The amount of the annual service credit is subject to limitations under the Internal Revenue Code ("IRC"), as amended. Each participant also receives each year an interest credit equal to their account balance at the beginning of the plan year multiplied by a fixed rate of interest for the year, which is based on the 30-year U.S. Treasury Rate in effect for November of the prior year. Under the account balance formula, retirement benefits are based on the accrued total amount in the participant's account at retirement.

For those participants who elected to continue their participation under the final pay formula, retirement benefits will be calculated as before. Under the final pay formula, retirement benefits are based on the participant's average annual earnings for the highest consecutive five-year period within the last ten years of service and the participant's number of years of benefit service. Payments under the final pay formula normally are calculated as straight-life annuity amounts although participants may make certain alternative elections upon retirement. Benefits payable under both the final pay formula and the account balance formula are subject to certain limits under the IRC.

Eligible compensation under the plan, under either benefit formula, includes salary, overtime, sick pay, bonuses, and certain other cash and non-cash benefits. Eligible compensation under the plan during 2005 for the named executive officers in the Summary Compensation Table on page 11 includes all of the compensation listed in columns (a) and (b) of the Table, plus insurance premiums paid on behalf of the executive officers (some of which are included in column (e) of the Table) plus certain amounts excluded entirely in the Table (i.e., the dollar value of the discounted share price for Arrow shares purchased by the executive officers under the Director, Officer and Employee Stock Purchase Plan, the dollar value of limited perquisites provided by Arrow to the named executive officers, and any compensation realized by them upon exercise of non-qualified stock options).

Company executives Hoy, Murphy and Bilodeau elected to convert their participation under the retirement plan to the new account balance formula. Their account balances at January 1, 2006, under the new formula were $1,448,186, $1,270,446, and $542,154, respectively (after applying the benefit limitations under IRC Section 415(b) and assuming retirement at age 65). For plan year 2006, these executives will receive a service credit to their accounts equal to twelve percent of their eligible compensation for the year, based on their ages.

Arrow also maintains an unfunded Select Executive Retirement Plan ("SERP"), which contains both a qualified retirement plan supplement feature and a non-qualified retirement bonus feature. The qualified plan supplement feature provides, to those senior officers who are selected for this feature, either a right to receive on an annual basis a supplemental credit to their unfunded qualified plan account, if they are participating in the retirement plan under the account balance formula, assuming they would be due a supplemental credit in the absence of IRC limitations, or, if they are participating in the retirement plan under the final pay formula, a right to receive upon retirement the amounts that would have been received by them under the retirement plan (and the Company's Employee Stock Ownership Plan) but were not received under such plan(s) because of IRC limitations. The second SERP feature, the non-qualified retirement bonus feature, provides for those senior officers who are selected for this feature additional payments upon their retirement, typically structured as post-retirement installment payments, the amounts of which are determined on a case-by-case basis by the Compensation/ Nomination Committee of the Board of Directors at or before the time of retirement. Executives Hoy and Murphy have been selected to participate in both features of the SERP. They will receive, under the qualified plan supplement feature, an additional retirement benefit that would have been payable in the absence of IRC limitations. They will also receive, under the non-qualified retirement bonus feature, additional payments on their retirement equal to the additional amounts they would have received under the retirement plan had they been employed for three additional years beyond their actual retirement date. Mr. Bilodeau has been selected to participate in the qualified retirement plan supplement feature of the SERP. He will receive an additional retirement benefit that would have been payable in the absence of IRC limitations.

Based upon their current eligible compensation and assuming continued employment until retirement at age 65, executives Hoy, Murphy and Bilodeau would receive upon retirement, combined annual benefit payments under the retirement plan and the SERP of approximately $394,446, $325,950, and $82,967, respectively.

The table below represents estimated annual retirement benefits payable under the final pay formula of the Company's Retirement Plan to participants, such as Mr. Van Leeuwen, who have chosen to continue to use this formula.

Estimated Annual Pension Under the Final Pay Formula
Based on Years of Service Indicated
For Those Retiring at Age 65 in 2006

Average Annual Earnings For Last 5 Years of Service	Total Years of Service		
	15	20	25
$ 50,000	$ 9,375	$12,500	$15,625
100,000	22,406	29,875	37,344
150,000	35,531	47,375	59,219
200,000	48,656	64,875	81,094
250,000	50,494	67,325	84,156

Company executive Van Leeuwen elected to continue under the final pay formula of the plan and as of December 31, 2005, has 20 years, 11 months of benefit service under the plan.

Amounts payable to executives under the retirement plan and the SERP are not subject to offset for Social Security benefits.

TRANSACTIONS WITH DIRECTORS, OFFICERS AND ASSOCIATED PERSONS

During calendar year 2005, several of our directors and executive officers, including members of their immediate families and various corporations, organizations, trusts and estates with which these individuals are associated, had outstanding loans from our subsidiary banks in amounts of $60,000 or more. All such loans when made were made in the ordinary course of business, did not involve more than normal risk of collectability or present other unfavorable features, and were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the same time for comparable loan transactions by the lending bank with unaffiliated persons. As of December 31, 2005, no such loan was classified by the Company as a non-accrual, past due, restructured or potential problem loan.

Director John J. Carusone, Jr. is an attorney in the firm of Carusone and Carusone, Saratoga Springs, New York. During 2005, Mr. Carusone's firm rendered legal services to our subsidiary, Saratoga National Bank and Trust Company, on a variety of matters, for which the firm received fees totaling $7,306.

Director Gary C. Dake is President of Stewart's Shops Corp., a regional chain of convenience stores headquartered in Saratoga Springs, New York. Arrow's subsidiaries, Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company, each currently lease one branch office at market rates from Stewart's Shops Corp. for which Stewart's Shops Corp. received lease and leasehold improvement payments totaling $92,570 during 2005.

HOUSEHOLDING OF MATERIALS

In some instances, only one copy of this proxy statement is being delivered to multiple shareholders sharing an address, unless the Company has received instructions from one or more of the shareholders to continue to deliver multiple copies. Upon oral or written request, we will promptly deliver a separate copy of the proxy statement to any shareholder. If you wish to receive a separate copy of the proxy statement, you may call us at (518) 745-1000, Ext. 243 or send a written request to Mr. Gerard R. Bilodeau, Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801, or send an electronic request to gbilodeau@arrowbank.com. If you are one of multiple shareholders sharing an address who collectively received only one copy of the proxy statement and wish to receive a separate copy for each shareholder in the future, you may contact us as specified in the manner listed above. Alternatively, if you are one of multiple shareholders sharing an address who now receive multiple copies of the proxy statement, and wish to receive only a single copy, you also may contact us as specified above.

OTHER MATTERS

The Board of Directors of Arrow is not aware of any other matters that may come before the meeting. However, the proxies may be voted with discretionary authority with respect to any other matters that may properly come before the meeting.

By Order of the Board of Directors

GERARD R. BILODEAU
Corporate Secretary

March 24, 2006